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RECD S.E.C.

MAY 3 0 2008

609



SEC〔   〕OMMISSION



08031925

...49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/07_____ AND ENDING _____03/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sethi Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Avenue K, Suite 101
(No. and Street)

Plano	TX	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

✓ **PROCESSED**

JUN 0 9 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ~~Praveen Sethi~~ James DeGregorio , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sethi Financial Investments, Inc. ,
as of March 31 , 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009

_____
Signature

_____President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2008

AND

FOR THE PERIOD FROM INCEPTION
(APRIL 3, 2003) TO MARCH 31, 2008

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sethi Financial Investments, Inc.

We have audited the accompanying statement of financial condition of Sethi Financial Investments, Inc. (a development stage corporation), as of March 31, 2008, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended March 31, 2008, and for the period from inception (April 3, 2003) to March 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sethi Financial Investments, Inc. as of March 31, 2008 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year ended March 31, 2008, and for the period from inception (April 3, 2003) to March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 29, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Financial Condition
March 31, 2008

ASSETS

Cash	$	36,705
Receivable from broker-dealers		28,218
Other assets		350
	$	65,273

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	--
		--
Stockholder's equity		
Capital stock, 100,000 shares authorized, with		
No par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		107,343
Deficit accumulated during the development stage		(43,070)
Total stockholder's equity		65,273
	$	65,273

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Income (Loss)
For the Year Ended March 31, 2008 and For the Period
From Inception (April 3, 2003) to March 31, 2008

	For the Year Ended March 31, 2008	For the Period From Inception, (April 3, 2003) to March 31, 2008
Revenue		
Interest	$ 301	$ 367
Other revenue	35,000	35,000
Total revenue	35,301	35,367
Expenses		
Compensation and benefits	3,500	8,050
Clearing charges	3,600	11,522
Regulatory fees and expense	3,568	39,401
Other	7,264	19,464
Total expenses	17,932	78,437
Net income (loss)	$ 17,369	$ (43,070)

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008 and For the Period
From Inception (April 3, 2003) to March 31, 2008

	Capital Shares	Capital Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balances at April 3, 2003	--	$ --	$ --	$ --	$ --
Capital contributions for period	100,000	1,000	17,100		18,100
Expenses paid by stockholder			18,780		18,780
Net income (loss)				(28,697)	(28,697)
Balances at March 31, 2005	100,000	1,000	35,880	(28,267)	8,183
Capital contributions for period			18,458		18,458
Net income (loss)				(16,854)	(16,854)
Balances at March 31, 2006	100,000	1,000	54,338	(45,551)	9,787
Capital contributions for year			15,005		15,005
Net income (loss)				(14,888)	(14,888)
Balances at March 31, 2007	100,000	1,000	69,343	(60,439)	9,904
Capital contributions for year			38,000		38,000
Net income (loss)				17,369	17,369
Balances at March 31, 2008	100,000	$ 1,000	$ 107,343	$ (43,070)	$ 65,273

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended March 31, 2008 and For the Period
From Inception (April 3, 2003) to March 31, 2008

	For the Year Ended March 31, 2008	For the Period From Inception, (April 3, 2003) to March 31, 2008
Balances at beginning of period	$ --	$ --
Increases	--	--
Decreases	--	--
Balances at end of period	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2008 and For the Period
From Inception (April 3, 2003) to March 31, 2008

	For the Year Ended March 31, 2008	For the Period From Inception, (April 3, 2003) to March 31, 2008
Cash flows from operating activities		
Net income (loss)	$ 17,369	$ (43,070)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Increase in other assets	(168)	(350)
Increase in receivable from brokers and dealers	(26,400)	(28,218)
Net cash used by operating activities	(9,199)	(71,638)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Expenses paid by shareholder	--	37,238
Capital contributions	38,000	71,105
Net cash provided (used) by financing activities	38,000	108,343
Net increase in cash	28,801	36,705
Cash at beginning of period	7,904	--
Cash at end of period	$ 36,705	$ 36,705

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for		
Income taxes	$ --	$ --
Interest	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Notes to the Financial Statements
March 31, 2008

Note 1 -   Accounting Policies

Effective May 27, 2004, Sethi Financial Investments, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a net operation loss carry forward. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 -   Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of March 31, 2008. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $43,070 at March 31, 2008.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2008, the Company had net capital of approximately $64,923 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Notes to the Financial Statements
March 31, 2008

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of March 31, 2008 the Company had not conducted any customer business and therefore there were no potential losses relating to this indemnification.

Note 6 -   Income Taxes

The Company has a net operating loss carryforward of $43,070 that expires between 2024 and 2027. An income tax benefit of $6,461 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following table reflects the changes in tax benefit:

	Deferred Tax Asset	Current Period Changes	Deferred Tax Asset March 31, 2008
Federal	$ 9,066	$ 2,605	$ 6,461
Valuation allowance	(9,066)	(2,605)	(6,461)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 6 -   Income Taxes, continued

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 2,605
Benefit from utilization of net operating Loss carryforward of $17,369	(2,605)
Provision for federal income taxes	$ -0-

Note 7 -   Related Party Transaction

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

March 31, 2008

Schedule I

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 65,273
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	65,273

Deductions and/or charges
  Non-allowable assets:
    Other assets
	(350)

Net capital before haircuts on securities positions	64,923
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 64,923

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ --

Schedule I (continued)

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total
    aggregate indebtedness) $ --

Minimum dollar net capital requirement of
    reporting broker or dealer $ 5,000

Minimum net capital requirement (greater of two
    minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 59,923

Excess net capital at 1000% $ 64,923

Ratio: Aggregate indebtedness to net capital   0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
The differences in the computation of net capital under Rule 15c3-1 from the Company's
computation are:

Net capital per the Company's FOCUS IIA, March 31, 2008	$ 63,539
Overstatement of liabilities	1,384
Net capital per report pursuant to Rule 17a-5(d), March 31, 2008	$ 64,923

Schedule II

<u>SETHI FINANCIAL INVESTMENTS, INC.</u>
<u>(A Development Stage Corporation)</u>
<u>Computation for Determination of Reserve Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of March 31, 2008</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
March 31, 2008



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Sethi Financial Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Sethi Financial Investments, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 29, 2008

END